SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 12 2012
DIVISION OF TRADING & MARKETS

SECU  ON

12062603

ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-52858

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Blue Trading, LLC D/B/A NavPoint, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 East 55th Street, 17th Floor
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Howard Stein (212) 338-3200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Howard Stein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NavPoint, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

CAROL WANG
Notary Public - State of New York
No. 01WA6087955
Qualified in Queens County
My Comm. Expires Mar. 3, 2015

2/24/12

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


EISNERAMPER
ACCOUNTANTS & ADVISORS

NAVPOINT, LLC

(f.k.a. Blue Trading, LLC)
FINRA CRD #: 104393
S.E.C. #: 8-52858

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

CONTENTS

AUDITED FINANCIAL STATEMENT:



EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Members of
NavPoint, LLC

We have audited the accompanying statement of financial condition of NavPoint, LLC (the "Company") as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on is financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 28, 2012

NAVPOINT, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011

ASSETS	
Cash	$185,941
Clearing deposits	791,192
Due from brokers	367,213
Security deposits	16,818
Prepaid rent	100,399
Goodwill	65,000
Prepaid expenses	60,999
Fixed assets (net of accumulated depreciation of 58, 939)	15,237
Accounts receivable	1,826
	$1,604,625
LIABILITIES	
Accounts payable	$228,094
Accrued expenses	91,384
Tenant security deposit payable	43,763
	363,241
MEMBERS' EQUITY	1,241,384
	$1,604,625

The accompanying notes are an integral part of this statement of financial condition.

NAVPOINT, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

1. ORGANIZATION AND NATURE OF BUSINESS

NavPoint, LLC (the "Company"), formerly known as "Blue Trading, LLC" and "Blue Trading, Inc." is registered as a broker-dealer with the Securities and Exchange Commission (S.E.C.) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is licensed to do business in 31 states, including New York, New Jersey and Connecticut. The Company is a New York Limited Liability Company and is engaged in a single line of business as a securities broker-dealer. Current revenue is comprised of trading sales and investment banking. The Company has clearing agreements with Goldman Sachs Execution & Clearing, L.P. and Pershing LLC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States of America.

[1] Use of estimates:

The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimated.

[2] Revenue recognition:

a. **Commission Income.** Commission income is received monthly, but recognized as securities transactions occur. Due from brokers consists of commission income receivable at December 31, 2011.

b. **Commission Expenses.** Commission expenses are recorded as securities transactions occur.

c. **Third Party Research.** Third party research is paid to the Company for providing research to clients. This income is recognized as revenue when earned.

d. **Solicitation Fees.** The Company earns solicitation fees from clients for which the Company refers investors for investment management services. These fees are recorded as earned.

[3] Depreciation:

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years.

[4] Goodwill:

Goodwill is reviewed annually for the impairment. No indicators of impairment were identified at December 31, 2011.

3. MEMBERS' EQUITY

Income and losses are allocated among the members based on their participating percentages, as defined in the operating agreement.

4. CLEARING DEPOSITS

The Company's clearing agreements with Goldman Sachs Execution & Clearing, L.P. and Pershing LLC require the Company to maintain a minimum balances of $516,222 and $250,000 respectively in a proprietary accounts at the clearing organizations. At December 31, 2011 the total balance on deposit in these accounts was $791,192.

5. INCOME TAXES

The Company is subject to the New York City unincorporated business tax. Each member's applicable share of the Company's U.S. and state taxable income is reported on the member's individual income tax returns.

Tax laws are complex and subject to different interpretations by taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported.

For the year ended December 31, 2011, management has determined that there are no material uncertain income tax positions, and as such, no interest or penalties were recognized in 2011.

There are currently no income tax returns under audit. With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for the years prior to December 31, 2008.

6. OPERATING LEASE

The Company occupies office space under various non-cancelable operating leases with terms through 2014. Future aggregate annual minimum rental payments due under the aforementioned leases are as follows:

Year ending December 31,	
2012	$375,451
2013	320,038
2014	72,938
Total	$768,427

Prepaid rent represents escrowed funds for a lease in Blue Trading, LLC's name.

7. RELATED PARTY TRANSACTIONS

At year-end 2011, the Company and MTG, LLC ("MTG"), a FINRA member broker-dealer, were affiliated through common ownership. Through early April 2011 MTG maintained an administrative service relationship with the Company under which MTG provided resources for back-office operations, technical support, office space and equipment to the Company. Under the administrative services relationship the Company made monthly payments to MTG for those services, total payments under the agreement during the year amounted to $88,146. MTG, in turn, typically distributed those payments to its parent, MT Trading, LLC. The administrative service relationship ended in early April, and as of August 24, 2011, with the consummation of the sale of MTG to Betterment Holdings, Inc., MTG and the Company were no longer related parties.

Effective December 15, 2010 the Company entered into a solicitation agreement (the "Agreement") with Bristol Investment Partners, LLC, and ("Bristol"), a member of Bristol is an affiliates of the Company. Bristol does not execute any securities transactions through the Company, however as per the Agreement the Company will seek to solicit investment advisory clients for Bristol and investors for certain private investment pools for which Bristol serves as a sub-adviser. For the year ended December 31, 2011 the Company earned $15,037 in solicitation fees from Bristol.

The tenant security deposit payable represents a payable to an affiliate entity.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of minimum amount of $5,000 or 6 2/3 percent of aggregate indebtedness. At December 31, 2011, the Company had net capital of $981,105 which was $956,889 in excess of the 6 2/3 percent of aggregate indebtedness.

Rule 15c3-1 also requires that the ratio of aggregated indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2011, the Company's ratio of aggregate indebtedness to net capital was 0.37 to 1.

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemption provision under subparagraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for Exclusive Benefit of Customers."

9. REGULATORY INQUIRY

In the course of doing business the company is subject to regulatory oversight and an inquiry has been received from FINRA regarding certain policies and procedures related to trading practices which took place primarily during the period from April 2008 through January 2009. Management believes that the matter will be settled and/or closed without any formal action being taken.

10. SUBSEQUENT EVENTS

From January 1, 2012 through February 28, 2012, the Company approved capital distributions of $109,000.

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members of
NavPoint, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by NavPoint, LLC (the "Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in the accompanying Form SIPC-7 with respective cash disbursement records entries, such as cancelled checks, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. There were no adjustments reported in the accompanying Form SIPC-7;

4. Proved the arithmetical accuracy of the calculations reflected in the accompanying Form SIPC-7; and

5. There was no overpayment applied to the current assessment with the accompanying Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to and should not be used by anyone other than these specified parties.


EisnerAmper LLP

New York, New York
February 28, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 2011

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052858 FINRA DEC
BlueTradingLLC 8*8
NavPoint LLC
70 East 55th Street, 17th Floor
New York, NY 10022-3329

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Howard Stein (212) 338-3200

2. A. General Assessment (item 2e from page 2) $ 11,627.19

B. Less payment made with SIPC-6 filed (exclude interest) (5,716.82)

8/4/11
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 5,910.37

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,910.37

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5,910.37

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

NavPoint, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 24th day of February, 2012.

Controller
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2011
and ending January 31, 2011

Item No. | **Eliminate cents**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 4,726,313

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Dollar-for-Dollar Reimbursements 75,436

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 75,436

2d. SIPC Net Operating Revenues $ 4,650,877

2e. General Assessment @ .0025 $ 11,627.19

(to page 1, line 2.A.)

Barber, Alonzo

From:	Barber, Alonzo
Sent:	Tuesday, October 02, 2012 10:10 AM
To:	Cox, E. Kenneth (OIT); Anderson, Vanessa
Cc:	Lenyear, Valerie P.
Subject:	DEFECT SPR X-17A-5 Form.docx
Attachments:	DEFECT SPR X-17A-5 Form.docx

SOFTWARE PROBLEM REPORT (SPR)
ADMINISTRATIVE INFORMATION
(To be completed by Requestor)

SPR Number:

Requestor*:	**Division/Branch*:**	**Location*:**	**Phone Number*:**
Alonzo Barber	**OCIE/Registrations Branch**	**SP/2 RM8350**	**202-551-5807**

Division POC*:	**Division POC Signature*:**	**Request Date*:**
Valerie Lenyear		**10/2/12**

Suggested Fix Priority: ☒ 1 ☐ 2 ☐ 3 ☐ 4
Incorporate Change in Software Release (Suggested): Release

Title (Brief Description)*: Unable to add paper documents to EDGAR.

Statement of Requirement or Description of Problem*:
When trying to update a Form X-17A-5 and a FOCUSN report for the company Blue Trading, LLC, SEC File# 8-52858 to EDGAR. I keep getting the display of "NO RESULTS FOUND" when trying to pull up the company's name.

Requirement being tested:
Broker Dealer Annual Audit Reports

Steps executed: Put cursor over the "OFIS" tab, drop down and click on "Add Paper Submission". On the add paper submission screen, at "Select Submission Type" click on the drop down arrow and select either "X-17A-5" or "FOCUSN". Click on the "Execute" tab. On the "Add Paper Submission" screen. Click on the "Add Registrant" tab. On the "Add Paper Submission Scan" screen the company's name, file number or CIK number can be added to bring up the company's name with a check bubble by clicking on execute.

Expected results: By clicking on the check bubble for the company and the "Add Registrant" tab. The company's information and a box for the DCN number should appear on the "Add Paper Submission Screen.

Actual results of failed test: When clicking on the "Execute" tab using the company's name, file number or CIK number. The system responds with "NO Results Founds".

Impact of Problem*: Unble to provide a record of the company's annual report having been received by the Commission.

Reason for Change*:

Reference documents (Attach documents, letters, memos, etc. as appropriate)
Use and attach additional pages as necessary

SIGNATURE BLOCK - AUTHORIZATION TO INITIATE ACTION

SEC COTR Approval Date*	NGMS Received Date

*** = Required Information**

Priority 1: Prevents or adversely affects the accomplishment of an essential Production capability or critical requirement with no workaround solution known, or adversely affects the technical, cost, or schedule risks to the project of lifecycle support with no workaround known.
Priority 2: Adversely affects the accomplishment of an essential Production capability with a workaround solution known, or adversely affects the technical, cost, or schedule risks to the project of lifecycle support with a workaround known.
Priority 3: Results in user/operator inconvenience without affecting an essential Production capability, or results in inconvenience or annoyance for development or support personnel without preventing accomplishment of those responsibilities.
Priority 4: Negligible problem.

Updated 10/7/03